Mail Stop 3561

February 23, 2010

Mr. Learned J. Hand
Chief Executive and Acting Financial Officer
300 Market Street, Suite 130-13
Chapel Hill, North Carolina 27516

      Re: **Wellstone Filters, Inc.**
                Form 10-K for the year ended December 31, 2008
                Filed March 19, 2009
                File No. 000-28161

Dear Mr. Hand:

We have reviewed your response letter dated February 19, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended September 30, 2009

1. We note from your response to our prior comment 2 that you will revise the Form 10-Q for the quarter ended September 30, 2009 to include reference to the appropriate Exchange Act Rules 13a-15(e) and 15d-15(e) and to refer to the

appropriate quarter for your evaluation of the disclosure controls and procedures was as of June 30, 2009. Please file this amended Form 10-Q accordingly.

Other

2. As previously requested, please provide, in writing, a statement from the company acknowledging that:
    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
Mr. Jehu Hand
(949) 489-0034